Registration File No. 333-186888

Supplementing the Preliminary

Prospectus Supplement

dated May 14, 2013

PRICING TERM SHEET

THE AES CORPORATION

May 14, 2013

$250,000,000 4.875% Senior Notes due 2023

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	May 15, 2023

Principal Amount:	$250,000,000

Price to Public:	102.000%

Gross Spread:	0.75%

Net Proceeds:	$253,125,000

Coupon (Interest Rate):	4.875%

Yield to Maturity:	4.622%

Spread to Benchmark Treasury:	T + 270bps

Benchmark Treasury:	1.750% UST due May 15, 2023

Interest Payment Dates:	May 15th and November 15th, commencing on November 15, 2013

Change of Control:	Investor put at 101%

Optional Redemption:	On and after May 15, 2018, the Issuer may redeem all or part of the notes, on one or more occasions, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on May 15th of the years indicated below:

Year	Price
2018	102.4375%
2019	101.6250%
2020	100.8125%
2021 and thereafter	100.000%

At any time prior to May 15, 2018, the Issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes redeemed plus the applicable make-whole premium (T+50).

Bookrunner:	Morgan Stanley & Co. LLC

Trade Date:	May 14, 2013

Settlement Date (T+3):	May 17, 2013

CUSIP/ISIN:	00130H BT1 / US00130HBT14

Tender Offers:	AES increased the maximum aggregate principal amount of the 2015 Notes, 2016 Notes and 2017 Notes (collectively, the “Capped Securities”) that may be purchased pursuant to the Tender Offers from $300,000,000 for the Capped Securities, to $660,174,000 for the Capped Securities. Because of the change in the Tender Offers for the Capped Securities, the expiration date of the Tender Offers for the Capped Securities will be extended, and such Tender Offers are now scheduled to expire at 11:59 p.m., New York City time, on May 28, 2013.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Morgan Stanley & Co. LLC toll free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.